

May 14, 2014

Via E-mail
James M. Frates
Senior Vice President and
Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
Form 10-KT for the Transition Period Ended December 31, 2013
Filed February 27, 2014
File No. 001-35299

Dear Mr. Frates:

We have reviewed your April 28, 2014 response to our April 1, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

1.   We acknowledge your response and proposed disclosure to prior comment 2. It appears that the amount of amortization related to cost of goods manufactured and sold is material. Please comply with the guidance in SAB Topic 11: B and revise, in future filings, the description of the cost of goods manufactured and sold line item to parenthetically disclose that it is exclusive of the amortization of acquired intangible assets shown below.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Revenue Recognition
Collaborative Arrangements
Manufacturing Revenues, page F-10

2.   Consistent with your response to prior comment 4, please revise your disclosure in future filings to state that the difference between the actual and estimated manufacturing revenues has not been material.

16. Collaborative Arrangements
General

3.   Please refer to your response to prior comment 6. Revise your disclosure in future filings to include the table that aggregates all of your collaborative arrangements as shown on page 5 of your response. Also, regarding your other collaborative arrangements, we note that the cost of goods manufactured and sold percentage increased from 65% for the twelve months ended March 31, 2013 (fiscal 2013) to 84% for nine months ended December 31, 2013 (transition period). Please explain to us what caused the percentage increase and the $44,469,000 decrease ($38,760,000 decrease on an annualized basis) in the gross margin from fiscal 2013 to the transition period. Include in your response the causes of the decrease in revenue and increase in costs on an annualized basis during the transition period.

17. Income Taxes, page F-41

4.   Please revise your proposed disclosure in response to prior comment 10 to describe the amount and nature of each reconciling item noted in your response, such as the inter-company amounts, the uncertain tax position, and the items included in the rate differential.

        Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant